UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung

Name:	Paul Keung
Title:	Chief Financial Officer

Date: August 17, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 - Press Release	4

Exhibit 99.1

TAOMEE REPORTS SECOND QUARTER 2011 UNAUDITED FINANCIAL RESULTS

(Shanghai, China - Aug 17, 2011) - Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•	Total net revenues were US$11.8 million, a 22.6% increase from US$9.6 million in the second quarter 2010 and a seasonal 5.1% decrease from US$12.4 million in the first quarter of 2011.

•	Gross margin rose to 85.1% from 84.2% in the first quarter 2011 and decreased from 85.3% in the second quarter 2010.

•	Non-GAAP net income attributable to holders of ordinary shares was US$4.7 million, compared with US$5.6 million in the first quarter 2011.

•

Non-GAAP basic and diluted earnings per ADS were US$0.15 and US$0.14, respectively, compared with US$0.20 and US$0.18, respectively, in the first quarter 2011 and US$0.20 and US$0.19, respectively, in the second quarter 2010.

“We are pleased to report our results for the first time as a publicly traded company,” said Mr. Benson Wang, Co-founder, Director and Chief Executive Officer of Taomee. “Our second quarter results exceeded our expectations, and we remain focused on investing in new content offerings for the future. Following our successful listing on the New York Stock Exchange, some of our key objectives for 2011 are to expand our user base, launch new offerings- including our social networking site and mobile entertainment products, demonstrate success to partners through brand licensing, and increase the popularity of our franchises through film and TV. I am extremely pleased with the highly successful launches of our first two movies, ‘Seer: The Search for the Sacred Phoenix’ last month and ‘Legend of the Moles-The Frozen Horror’ just a few days ago. The sophisticated production and the tremendous audience reception of these movies demonstrate our potential to expand our franchises further. As we look forward, our commitment to create the very best in children’s entertainment content and to deliver it across multiple platforms remains strong. We are optimistic about the third quarter as we actively execute our strategy to drive long-term growth and further build our entertainment franchise in China.”

Operational Results for Second Quarter 2011

For the second quarter of 2011, the number of active accounts for the Company’s games under operation in mainland China decreased 12% to approximately 24.0 million from 27.3 million in the first quarter of 2011.

Active paying accounts for the Company’s games under operation in mainland China decreased 19% to approximately 2.2 million from 2.7 million in the first quarter of 2011. The declines in active accounts and active paying accounts were primarily due to seasonality as the second quarter has fewer non-school days compared with the other three quarters during the year.

Unaudited Financial Results for Second Quarter 2011

Total Net Revenues

Total net revenues were US$11.8 million, compared with US$12.4 million in the first quarter 2011 and US$9.6 million in the second quarter 2010.

•

Net online business revenues were US$10.7 million, compared with US$11.8 million in the first quarter 2011 and US$9.0 million in the second quarter 2010. The quarter-over-quarter decrease was primarily due to seasonality as the second quarter has the fewest non-school days during the year. The year-over-year increase was primarily due to the revenue generated by our new virtual worlds launched in 2011.

•

Net offline business revenues were US$1.1 million, compared with US$0.6 million in the first quarter 2011 and US$0.6 million in the second quarter 2010. The sequential and year-over-year increases were mainly due to a rise in offline merchandise and book licensing. Our offline licensing business posted strong growth as our brands continue to grow in awareness and popularity across China.

Total Cost of Services

Total cost of services was US$1.8 million, compared with US$2.0 million in the first quarter 2011 and US$1.4 million in the second quarter 2010.

•

Online business related costs were US$1.6 million, compared with US$1.7 million in the first quarter 2011 and US$1.3 million in the second quarter 2010. The quarter-over-quarter decline was primarily due to lower bandwidth costs associated with the seasonal slowdown while the year-over-year increase was mainly due to an increase in headcount and share based compensation.

•

Offline business related costs were US$0.2 million in the second quarter 2011, compared with US$0.3 million in the first quarter 2011 and US$0.1 million in the second quarter 2010. The quarter-over-quarter decrease was primarily due to the Company’s low margin books trading business in the first quarter 2011 that was discontinued in the second quarter of 2011. The year-over-year increase was mainly due to the increase in headcount and share based compensation.

Gross Profit and Gross Margin

Gross profit was US$10.0 million, compared with US$10.4 million in the first quarter 2011 and US$8.2 million in the second quarter 2010.

Gross margin was 85.1%, compared with 84.2% in the first quarter 2011 and 85.3% in the second quarter 2010.

•	Gross margin for the online business was 85.9%, compared with 85.8% in the first quarter of 2011, and 85.3% in the second quarter of 2010.

•	Gross margin for the offline business was 76.7%, compared with 53.8% in the first quarter of 2011 and 84.4% in the second quarter 2010.

Total Operating Expenses

Total Operating expenses were US$5.6 million, compared with US$4.6 million in the first quarter 2011 and US$3.2 million in the second quarter 2010.

•

Product development expenses were US$2.2 million, compared with US$2.1 million in the first quarter 2011 and US$1.1 million in the second quarter 2010. The sequential and year-over-year increase was primarily due an increase in headcount for R&D staff.

•

Sales and marketing expenses were US$1.7 million, compared with US$1.0 million in the first quarter 2011 and US$0.3 million in the second quarter 2010. The sequential and year-over-year increases were largely due to an increase in animation production costs and higher advertising expenses.

•

General and administrative expenses were US$1.9 million, compared with US$1.6 million in the first quarter 2011 and US$1.8 million in the second quarter 2010. The sequential and year-over-year increase was mainly due to professional service fees related to being a public company and higher stock based compensation.

Share of Profit in Equity Investment

Share of profit in equity investment was US$ 0.3 million, compared with US$ 4.0 million in the first quarter 2011 and US$0.2 million in the second quarter 2010. The quarter-over-quarter decrease was mainly due to a recognized investment gain of US$3.7 million in the first quarter 2011 from the sale of the Company’s 10.5% equity interest in Elyn Corporation. We currently own 29.5% of Elyn Corporation and its wholly-owned subsidiary Taiwan Taomee Co., Ltd., an entity that operates the Company’s four virtual worlds in Taiwan.

Profit (loss) from Operations

Profit from operations was US$4.4 million, compared with US$5.8 million in the first quarter 2011 and US$5.0 million in the second quarter 2010.

Net Income

Net income was US$4.3 million, compared with US$9.1 million in the first quarter 2011 and US$5.7 million in the second quarter 2010.

Net income attributable to holders of ordinary shares was US$4.3 million, compared with US$9.0 million in the first quarter 2011 and US$5.6 million in the second quarter 2010.

Non-GAAP net income attributable to shareholders was US$4.7 million, compared with US$5.6 million in the first quarter 2011 and US$5.6 million in the second quarter 2010.

Basic and diluted earnings per American Depositary Share (ADS) were US$0.14 and US$0.13 each, compared with US$0.31 and US$0.29, respectively, in the first quarter 2011, and US$0.20 and US$0.19, respectively in the second quarter 2010.

Non-GAAP basic and diluted earnings per American Depositary Share (ADS) were US$0.15 and US$0.14 each, compared with US$0.20 and US$0.18 each, in the first quarter 2011, and US$0.20 and US$0.19, respectively, in the second quarter 2010.

Cash and Cash Equivalents

As of June 30, 2011, the Company had US$119.5 million of cash and cash equivalents, compared with US$54.1 million as of March 31, 2011. The increase reflects the proceeds from the Company’s initial public offering in June, 2011.

Recent Business Highlights

On June 20th, 2011, Taomee launched a fully animated TV show based on the Mole’s World franchise which received an overwhelmingly positive response from viewers.

On July 15th, 2011, Taomee began open-beta testing for Seer 2 in China. This is the second virtual world based on the Seer franchise.

On July 28th, 2011, Taomee released its first fully animated movie, Seer: The Search for the Sacred Phoenix based on the Seer franchise. As of August 14th, 2011, the film has generated over RMB 42.9 million (US$ 6.2 million) in box office revenue1.

On August 11th, 2011, Taomee released its second fully animated movie, Legend of the Moles-The Frozen Horror based on the Mole’s World franchise. In the opening weekend, the movie was the fifth most watched film in China, generating RMB 10.2 million (US$ 1.6 million) in box office revenue.

[1]	Box office figures as of August 14, 2011, according to www.EntGroup.cn

Outlook for Third Quarter 2011

For the third quarter of 2011, Taomee expects total net revenues to increase in the range of 3% to 5% quarter-over-quarter. Although we expect to have a positive cash flow and remain profitable, we also anticipate that net income will decline sequentially and year-over-year as we continue to invest in our business and brands by adding headcount, primarily in R&D and product development, as well as higher advertising expenses and increased animation production costs.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. For the three months ended March 31, 2011, the Company also excluded its one time gain from selling its equity investment in Elyn Corporation from net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results,. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:30pm Eastern Daylight Time on Tuesday, Aug 16, 2011 (8:30am Beijing time on Wednesday, Aug 17, 2011).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	+1-800-591-6930
- International Dial-in Number	+1-617-614-4908
- China Mainland Dial-in Number	+86-400-8811-629 / +86 -400-8811-630
- Hong Kong Dial-in Number	+852-3002-1672
Conference ID: Taomee

A live and archived webcast of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.taomee.com/en_taomee.html.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 p.m. Eastern Daylight Time on August 16, 2011 through 11:30 p.m. Eastern Daylight Time, August 24, 2011.

Dial-in numbers for the replay are as follows:

- Dial-in Number	+1-888-286-8010
- International Dial-in Number	+1-617-801-6888
Conference ID: 61616870

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China with a mission to create exceptional entertainment experiences for children that are fun, safe and trusted by parents. Taomee has created online virtual worlds with enduring and iconic characters, images and story lines that have resonated and attracted a loyal following among children between the ages of 5 and 15 in China. As of June 2010, Taomee was ranked as the largest online entertainment community for children in China measured by market share and active accounts, according to a report from iResearch. Taomee has expanded into offline business by licensing its franchises to other media formats including books, films and television and makers of consumer products targeting children.

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Taomee Holdings Limited

Email: ir@taomee.com

Christensen

In China

Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In US

Kimberly Minarovich

Phone: +1-917-533-3268

E-mail: kminarovich@christensenir.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	June 30	March 31
	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	119,461,002	54,100,520
Accounts receivable	161,053	252,887
Prepayments and other current assets	1,278,101	2,872,179
Deferred tax assets, current	2,865,237	2,828,178

Total current assets	123,765,393	60,053,764

Investments in equity investees	1,972,907	1,629,928
Property and equipment, net	2,724,974	3,015,089
Acquired intangible assets	149,545	147,611
Other assets	1,536,098	1,665,645

TOTAL ASSETS	130,148,917	66,512,037

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	44,318	90,088
Income tax payable	1,449,753	933,615
Advance from customers	10,587,779	11,097,458
Due to related parties	89,432	88,889
Deferred revenue	14,226,052	13,638,397
Dividends payable	6,400,000	6,400,000
Deferred tax liabilities, current	388,760	381,996
Accrued expenses and other current liabilities	6,015,372	5,466,952

Total current liabilities	39,201,466	38,097,395

Mezzanine equity
Series A convertible redeemable preferred shares ($0.00002 par value, 125,000,000 shares authorized, issued and outstanding as of March 31, 2011; nil as of June 30, 2011). (Redemption value was $7,500,000 as of March 31, 2011 and nil as of June 30, 2011 )	—	5,746,906

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 575,000,000 shares issued and outstanding as of March 31, 2011 and 723,250,000 shares issued and outstanding as of June 30, 2011)	14,465	9,000
Additional paid-in capital	65,020,949	1,432,091
Retained earnings	24,522,932	20,268,026
Accumulated other comprehensive income	1,389,105	958,619

Total equity	90,947,451	22,667,736

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	130,148,917	66,512,037

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months
	ended June 30,	ended March 31,	ended June 30,
	2011	2011	2010
Revenues:
Online business, net	10,692,370	11,775,969	9,022,278
Offline business, net	1,068,729	622,806	567,716

Total net revenues	11,761,099	12,398,775	9,589,994

Cost of services
Online business	(1,502,720)	(1,667,624)	(1,325,986)
Offline business	(248,639)	(287,519)	(88,315)

Total cost of services	(1,751,359)	(1,955,143)	(1,414,301)

Gross profit	10,009,740	10,443,632	8,175,693

Operating income expenses:
Product development	(2,212,485)	(2,092,025)	(1,134,900)
Sales and marketing	(1,678,841)	(1,034,939)	(264,414)
General and administrative	(1,896,278)	(1,648,904)	(1,808,606)
Other operating income	158,926	174,196	—

Total operating expenses	(5,628,678)	(4,601,672)	(3,207,920)

Profit from operations	4,381,062	5,841,960	4,967,773

Interest income, net	131,699	105,392	52,468
Other income (expenses), net	(5,115)	4,633	(99,209)
Income before income taxes and share of profit in equity investments	4,507,646	5,951,985	4,921,032

Income tax benefit (expense)	(514,634)	(799,404)	665,979

Share of profit in equity investments	342,979	3,976,684	151,584

Net income	4,335,991	9,129,265	5,738,595

Less: Deemed dividends on Series A convertible redeemable preferred shares	(81,085)	(119,516)	(119,649)

Net income attributable to holders of ordinary shares	4,254,906	9,009,749	5,618,946

Earnings per ADS
- Basic	0.14	0.31	0.20

- Diluted	0.13	0.29	0.19

Weighted average number of shares used in calculation
- Basic	514,972,527	450,000,000	450,000,000

- Diluted	537,289,764	482,579,336	452,500,100

	In USD, except for share data For three months
	ended June 30,	ended March 31,	ended June 30,
	2011	2011	2010
Reconciliation from GAAP measures to Non-GAAP measures

GAAP net income attributable to holders of ordinary shares	4,254,906	9,009,749	5,618,946
Share-based compensation cost	455,056	273,557	17,040
Investment income from sell of equity interest[2]		(3,662,098)

Non GAAP net income attributable to holders of ordinary shares	4,709,962	5,621,208	5,635,986

Non-GAAP diluted earnings per ADS
- Basic	0.15	0.20	0.20

- Diluted	0.14	0.18	0.19

[2]	Reflects the transaction to sell 10.5% of equity interest in Elyn Corporation in February 2011